

CITADEL | Securities

Citadel Securities Institutional LLC

2019 Financial Statement

CITADEL | Securities

Citadel Securities Institutional LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69663)

Statement of Financial Condition as of December 31, 2019 and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69663

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/19   AND ENDING   12/31/19
                                                          MM/DD/YY   MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: CITADEL SECURITIES INSTITUTIONAL LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago   Illinois   60603
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Stasny   (312) 395-4366
                                                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1 North Wacker Drive   Chicago   Illinois   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X	Certified Public Accountant
	Public Accountant
	Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)







CITADEL SECURITIES INSTITUTIONAL LLC

Affirmation

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Citadel Securities Institutional LLC (the "Company"), as of December 31, 2019, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: Patricia Stasny

Patricia Stasny, Global Controller of Citadel Enterprise Americas LLC

February 24, 2020

State of Illinois
County of Cook

This instrument was signed or acknowledged before me on February 24, 2020 by Patricia Stasny.

Barbara A. Horne

Barbara A. Horne, Notary Public

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/22

CITADEL SECURITIES INSTITUTIONAL LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and the Management of Citadel Securities Institutional LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Securities Institutional LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2020

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

CITADEL SECURITIES INSTITUTIONAL LLC

Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		As of December 31, 2019
Cash	$	27,141
Cash segregated under federal regulation		1
Receivable from customers		127,864
Receivable from brokers, dealers, and custodian		2,145
Receivable from affiliate		1,833
Other assets		914
Total assets	$	159,898

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Payable to brokers and dealers	$	121,194
Payable to customers		6,603
Commissions, clearance, and regulatory fees payable		1,005
Payable to affiliates		988
Other liabilities		224
Total liabilities		130,014
Member's capital		29,884
Total liabilities and member's capital	$	159,898

See notes to statement of financial condition.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 1

Organization

Citadel Securities Institutional LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

CALC III LP ("CAL3"), an affiliate, was the manager of the Company prior to June 30, 2019. Effective June 30, 2019, CALC IV LP ("CAL4"), an affiliate, is the manager of the Company. CAL4 and CAL3, during the period each was the manager, are collectively referred to as the "Manager". The Company's designated self-regulatory organization is FINRA.

The Company engages in options order routing as well as trades U.S. government securities and equities with institutional and broker and dealer clients. As a result, the Company engages in transactions with Citadel Securities LLC ("CS-US"), an affiliated broker and dealer.

Citadel Enterprise Americas LLC ("CEAMER") and Citadel Securities Americas LLC ("CSAMER"), both affiliates, provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is effective through June 30, 2020. The contract renews for successive 12 month periods unless and until either party has given written advance notice at least one hundred and eighty days prior to the expiration of the current term of its desire to terminate the contract.

NOTE 2

Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in accordance with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash

The Company defines cash on the statement of financial condition as liquid amounts on deposit. Cash is held at Bank of New York Mellon.

Cash Segregated Under Federal Regulation

Restricted cash of $1 has been segregated in a special reserve bank account for the benefit of customers under the exemption provisions set forth in paragraph (k)(2)(i) of SEC Rule 15c3-3.

Receivable from and Payable to Customers

Receivable from and payable to customers represents amounts receivable or payable for securities failed to deliver or receive (see Note 5).

Receivable from and Payable to Brokers, Dealers, and Custodian

Receivable from and payable to brokers, dealers, and custodian includes amounts receivable or payable for securities failed to deliver or receive and cash deposited at clearing brokers (see Note 4).

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings.

Reverse repurchase agreements and repurchase agreements are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. The Company enters into reverse repurchase and repurchase agreements with CS-US. As of December 31, 2019, the Company had no outstanding repurchase transactions.

Other Financial Instruments

The Manager estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

NOTE 3

Transactions with Related Parties

Expenses

Pursuant to an administrative services agreement, the Company reimburses CEAMER, CSAMER and their affiliates for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by these entities, on behalf of the Company. As of December 31, 2019, the Company had a combined payable to CEAMER, CSAMER and their affiliates of $988, which is reflected as payable to affiliates on the statement of financial condition. As of December 31, 2019, the Company has paid compensation to CSAMER of $165, which has not yet been expensed due to service vesting requirements. Such amount is included in other assets on the statement of financial condition.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Executing Activities

During 2019, the Company provided execution services to CS-US under a cost plus agreement. As a result of this activity, the Company recognized service fees from CS-US and incurred commission expense to CS-US for acting as a counterparty for trades with third parties. As of December 31, 2019, the Company had a receivable from CS-US of $1,833 and commissions payable to CS-US of $452, which are included in receivable from affiliate and commissions, clearance, and regulatory fees payable, respectively, on the statement of financial condition.

In 2019, the Company also provided execution services to Citadel Securities Swap Dealer LLC ("CSSD"), an affiliate. Additionally, the Company earned and incurred charges related to failed delivery of securities with CS-US and CSSD.

The Company trades equity securities on an agency basis for CRBU Holdings LLC, an affiliate.

Miscellaneous Related Party Transactions

Certain of the Company's transactions with various clients have been guaranteed by CSUH. These guarantees may be unconditional guarantees without a specific term. In certain instances, the guarantees may be terminated by CSUH with respect to prospective obligations upon prior notice to the counterparty.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 4

Receivable from and Payable to Brokers, Dealers, and Custodian

Amounts receivable from and payable to brokers, dealers, and custodian at December 31, 2019, consist of the following:

Receivable from brokers, dealers, and custodian	$	2,145
Receivable from brokers, dealers, and custodian	**$**	**2,145**

Securities failed to receive from CS-US	$	100,170
Securities failed to receive		21,024
Payable to brokers and dealers	**$**	**121,194**

At December 31, 2019, the entirety of receivables from brokers, dealers, and custodian reflect cash deposits made in the normal course of business.

NOTE 5

Receivable from and Payable to Customers

Amounts receivable from and payable to customers at December 31, 2019, consist of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 127,864	$ 6,603
Receivable/payable from/to customers	**$ 127,864**	**$ 6,603**

NOTE 6

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks. The Manager attempts to monitor and manage these risks on an ongoing basis.

Market Risk

Market risk is the potential for changes in the value of a financial instrument and the securities collateral pledged and/or received under repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Manager attempts to manage market risk in various ways, including through diversifying exposures and placing limitations on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices or volatilities of financial instruments.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's transactions with counterparties as a result of nonperformance by the counterparties.

The Company's customer activities involve the execution and settlement of securities transactions, which may expose the Company to credit risk. Customer activities are transacted on a delivery versus payment or cash basis. For these transactions, the Company is exposed to the risk of loss in the event of nonperformance by a customer or broker. In the event that a customer or broker fails to perform, the Company may be required to execute the transaction at current market prices. The Company does not extend credit to customers through margin accounts. The Company's credit exposure to institutional customers is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in financing arrangements by entering into master netting agreements and collateral posting with counterparties. These master netting agreements provide the Company with the right on a daily basis to demand collateral, as well as, in the event of counterparty default, the right to liquidate collateral and offset receivables and payables covered under the same master netting agreement. The Manager monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The cash balances held at a global financial institution, which typically exceed government sponsored insurance coverages, subject the Company to a concentration of credit risk. The Manager attempts, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Other Risks

In 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that the FCA will no longer persuade nor compel banks to submit rates for the calculation of LIBOR and other reference rates after 2021. As a result of this and other announcements made by regulators regulating LIBOR and other Inter-Bank Offered Rates ("IBORs"), it is uncertain whether or for how long these rates will continue to be viewed as acceptable market benchmarks, what rate or rates may become accepted alternatives, or what effect any such changes may have on the financial markets for LIBOR and IBOR linked financial instruments. Until their discontinuance, the Company may undertake transactions in instruments that are valued, or enter into contracts which determine payment obligations, by reference to LIBOR or an IBOR. Regardless of the regulators and market participants working to develop successor rates and transition mechanisms to replace an IBOR, the termination of LIBOR and the other IBORs presents risks to the Company. Some of the currently identified risks include the risk that an acceptable transition mechanism may neither be found nor be suitable for the Company, the risk that the transition may lead to increased volatility and illiquidity in markets that are tied to these rates, or the risk that the Company could experience increased difficulty in, or costs associated with borrowing, all of which could adversely affect the Company's performance. In addition, any alternative reference rate and any pricing adjustments required in connection with the transition may impose costs on the Company or may be unsuitable for the Company.

Legal, tax and regulatory changes could occur during the term of the Company. Certain of such changes could have a material adverse effect on the Company.

Commitments

As of December 31, 2019, the future minimum payments under non-cancelable licensing arrangements are set forth below:

2020	$	112
2021		20
	$	132

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, the Manager believes the risk of material loss from these arrangements to be remote.

NOTE 7

Contracts with Customers

As of December 31, 2019, customer transactions consisted of:

Commissions and Customer Fees

The Company earns commissions for executing trades on behalf of its customers and is also generally reimbursed by the customers for transaction fees incurred. Commissions and reimbursement of transaction fees are recorded on a trade date basis as securities transactions occur. Commissions on equity trades are paid on settlement date and commissions on options order routing and customer fees are billed monthly.

Service Income from Affiliate

The Company receives service fees on a monthly basis from CS-US for trade execution services provided (see Note 3). Service fees are recognized over time in the period when services are provided.

As of December 31, 2019, the Company's receivable from contracts with customers was $2,428, of which $595 is included in other assets and $1,833 is reflected as receivable from affiliate on the statement of financial condition, respectively. The Company did not have any transaction price allocated to unsatisfied or partially satisfied performance obligations.

NOTE 8

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH's members or the partners of CSUH's members, where applicable.

In accordance with GAAP, the Manager has reviewed the Company's tax positions for all open tax years. As of December 31, 2019, the Manager determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 9

Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2019, net capital was $26,494, which was in excess of the Company's required net capital by $26,244.

The Company has an exemption from Rule 15c3-3 of the SEC based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

NOTE 10

Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2020, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.